

March 18, 2014

Via E-mail
Douglas N. Raucy
President and Chief Executive Officer
1347 Property Insurance Holdings, Inc.
9100 Bluebonnet Centre Blvd., Suite 502
Baton Rouge, LA 70809

> **Re:** **1347 Property Insurance Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 7, 2014**
> **File No. 333-193314**

Dear Mr. Raucy:

We have reviewed your amended registration statement and have the following additional comment. Please respond to this letter by amending your registration statement again and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Dilution, page 34

1. Please refer to prior comment 2. We believe that you should disclose a net tangible book value per share that is consistent with historical amounts shown in your consolidated balance sheet at December 31, 2013, although we will not object to presenting this information assuming the pending stock split. Please revise your presentation to present pro forma net tangible book value per share, as of December 31, 2013 that includes the conversion of the Preferred Shares and full exercise of the warrants held by FMG and including the issuance of shares of common stock to Mr. Raucy upon exercise of the stock option granted to him and the concurrent one-for-one matching of the shares of common stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at (202) 551-3660 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Joel L. Rubinstein, Esq.
        Eric Orsic, Esq.
        McDermott Will & Emery LLP
        340 Madison Avenue
        New York, New York 10173